Extended Stay America, Inc.

ESH Hospitality, Inc.

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

(980) 345-1600

November 8, 2013

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Registration Statement No. 333-190052

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”), hereby request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 3:00 p.m. EST on November 12, 2013, or as soon thereafter as it is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Registrants acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EXTENDED STAY AMERICA, INC.

By:	/s/ James L. Donald
Name: James L. Donald
Title: Chief Executive Officer

ESH HOSPITALITY, INC.

By:	/s/ James L. Donald
Name: James L. Donald
Title: Chief Executive Officer

November 8, 2013

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Registration Statement No. 333-190052

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 7,900 copies of the Preliminary Prospectus dated October 30, 2013, were distributed during the period October 30, 2013 through the date hereof to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Extended Stay America, Inc. and ESH Hospitality, Inc. for acceleration of the effective date of the above-named Registration Statement on Form S-1 so that the Registration Statement may become effective at 3:00 p.m. EST on November 12, 2013, or as soon thereafter as it is practicable.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES LLC
As Representatives of the Several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Mark Schwartz
Name:	Mark Schwartz
Title:	Managing Director

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Daniel Young
Name:	Daniel Young
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Karin Ross
Name:	Karin Ross
Title:	Vice President